

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2012

Via E-mail
Daniel K. Frierson
Chief Executive Officer
The Dixie Group, Inc
104 Nowlin Lane, Suite 430
Chattanooga, Tennessee 37421

> **Re: The Dixie Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 22, 2012**
> **File No. 0-2585**

Dear Mr. Frierson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Signatures, page 22

1. Please note that the report should also be signed by your controller or principal accounting officer on your behalf and in his capacity as the controller or principal accounting officer. Please refer to the signature section and General Instruction D(2) of Form 10-K. Please tell us whether your chief financial officer also serves as your controller or principal accounting officer. If so, please confirm to us that your chief financial officer signed the report in both capacities and that you will indicate each capacity in which he signs the report in future filings. If not, please revise to provide the signature of your controller or principal accounting officer.

Financial Statements, page 24

Consolidated Statements of Stockholders' Equity, page 30

2. Please tell us the consideration received in return for the 2009 re-issuance of common stock in treasury and how the transaction is reflected in the consolidated statements of cash flows and related supplemental disclosures.

Notes to Consolidated Financial Statements, page 31

Note I – Income Taxes, page 44

3. Please show us how to reconcile the amount of deferred income tax expense for 2010 and 2009 to the change in deferred income taxes presented in the statements of cash flows. Please describe each reconciling item and their amounts.

Note P – Environmental Remediation, page 55

4. Please tell us your consideration of disclosing an estimate of the possible loss or range of loss in excess of amounts accrued for these matters or that such an estimate cannot be made. Refer to ASC 450-20-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief